SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
__________

FORM 11-K

(Mark one)
 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Connecticut Natural Gas Corporation
  Employee Savings Plan
P. O. Box 1500
Hartford, Connecticut 06144-1500

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The Connecticut Natural Gas Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2002 and 2001 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Connecticut Natural Gas Corporation Employee Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Natural Gas Corporation Employee Savings Plan

By	/s/Vincent L. Ammann, Jr. Vincent L. Ammann, Jr. Committee Member	June 6, 2003
By	/s/Richard R. Benson Richard R. Benson Committee Member	June 6, 2003
By	/s/Joseph L. Vicidomino Joseph L. Vicidomino Committee Member	June 6, 2003

APPENDIX 1

CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
AND REPORT OF THE INDEPENDENT ACCOUNTANTS

Connecticut Natural Gas Corporation
Employee Savings Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of
Connecticut Natural Gas Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Corporation Employee Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 16, 2003

Connecticut Natural Gas Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Registered Investment Companies	$12,612,470	$22,739,593
Common/Collective Trusts	7,576,945	-
Energy East Stock Fund	3,170,219	2,803,495
Participant loans	279,966	306,327

	23,639,600	25,849,415
Receivables:
Accrued interest income	9,240	-

Net assets available for benefits	$23,648,840	$25,849,415

See notes to financial statements.

Connecticut Natural Gas Corporation
Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(3,036,807)	$(4,465,586)
Interest and dividends	672,072	764,519

	(2,364,735)	(3,701,067)

Contributions:
Participant	998,391	1,025,053
Employer	399,490	587,435
Transfers from other qualified plans	95,078	-

	1,492,959	1,612,488

Total additions	(871,776)	(2,088,579)

Deductions:
Benefits paid to participants	1,328,169	4,437,930
Transfers to other qualified plans	-	6,072
Administrative expenses	630	531

Total deductions	1,328,799	4,444,533

Net increase (decrease)	(2,200,575)	(6,533,112)
Net assets available for benefits: Beginning of year	25,849,415	32,382,527

End of year	$23,648,840	$25,849,415

See notes to financial statements.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN

The following description of the Connecticut Natural Gas Corporation (Company) Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution thrift plan open to non-union employees of the Company and certain affiliates. Energy East Corporation (Energy East), the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following the employee's date of employment if they are at least age 21, are on the management payroll or subject to the Salary Administration Program, and are employed full time.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of 1% to 50% of base pay on a pre-tax basis and between 1% and 10% on an after-tax basis as savings contributions to their accounts during each year, subject to Code limitations. The upper limit of allowed savings contributions was changed from 16% to 50%, effective January 1, 2002. As of January 1, 2002, participants age 50 or over by the end of the Plan year, who have also made the maximum amount of pre-tax contributions permitted for the Plan year, can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2002 was $1,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match a percentage of a participant's compensation depending on age or years of continuous service. For participants who have (or will have) attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year, the amount of the

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Company matching contribution will be 75% of the amount contributed during the payroll period up to 6% of compensation (for a maximum match of 4.5% of compensation). For all other participants, the amount of the Company matching contribution will be 50% of the amount contributed during the payroll period up to 6% of compensation (for a maximum match of 3% of compensation). If an employee's elected savings allotment is less than 6% of compensation, the Company will match no more than 75% or 50% of the percentage contributed by the employee, depending upon the respective years of service or age categories noted above. Plan participants direct their contributions among various investment options in 5% increments, and they may elect to change their investment options at any time.

As of January 1, 2002, the Energy East Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

Upon termination of employment due to retirement, disability or death, a participant (or the participant's beneficiary) may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment. Application for withdrawal of after-tax contributions and employee IRA contributions may be made once a year, and there are no Plan penalties for such withdrawals.

Vesting

Participants are fully vested in their own contributions to the Plan. Participants who were employees of the Company or any of its parent, subsidiaries or other affiliates at the time of the merger of the Company's parent with Energy East, are also fully vested in the Company's matching contributions, as are any participants who, while they are employees of the Company or its affiliates, as described above, may die, become disabled or reach their 65th birthday. All other participants have a vested interest in their Company Matching Account in the Plan equal to 20% thereof for each full year of Continuous Service, as defined in the Plan, so that a participant shall be fully vested in such Account after five (5) full years of Continuous Service. If a participant leaves the Company prior to full vesting, the nonvested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Security for each loan is provided by one-half of the Plan participant's vested account balance. Two types of loans are available to Plan participants - "general purpose" and "principal residence" loans. Full

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN (Continued)

Participant Loans (Continued)

repayment of each of these types of loans is required within five and fifteen years following loan origination, respectively, and loan refinancing is not permitted. All loans require level amortization with principal and interest payments made at least quarterly and, for those Plan participants who are active employees, payments are made ratably through payroll deductions. No Plan participant may have more than one "general purpose" loan and one "principal residence" loan outstanding at any time. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Plan document. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:
	2002	2001

Energy East Stock Fund	$3,170,219	$2,803,495
Putnam Fund for Growth and Income	$3,513,036	$4,450,450
Putnam Vista Fund	$3,068,263	$4,592,974
Putnam Stable Value Fund	$6,483,772	$6,121,790
Putnam International Growth Fund	$1,799,976	$2,089,230
Putnam S&P 500 Index Fund	-	$1,469,020
Janus Advisor Balanced Fund	$1,606,762	$1,699,455

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2002 and 2001, as follows:
	2002	2001

Registered Investment Companies	$(3,168,760)	$(4,366,555)
Common/Collective Trusts	(341,755)	-
Energy East Stock Fund	473,708	(99,031)

	$(3,036,807)	$(4,465,586)

4.   INCOME TAX STATUS

In 1994 the Plan was amended and restated to meet the requirements of the Tax Reform Act of 1986, and the Plan received a favorable determination letter from the Internal Revenue Service dated September 19, 1994. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Putnam Fiduciary Trust Company (Putnam). Putnam is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Administrative expenses represent certain transaction fees that are paid by the Plan's participants.

7.   ASSET TRANSFERS

Transfers to the Plan of $95,078 in 2002 represent the net rollovers of participant account balances from other qualified defined contribution benefit plans.

Transfers from the Plan of $6,072 in 2001 represent the net rollovers of participant account balances to other qualified defined contribution benefit plans.

Connecticut Natural Gas Corporation
Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issuer	Description of Investment	Current Value

	Janus Advisor Balanced Fund	Registered Investment Company	$1,606,762
	Janus Advisor Growth Fund	Registered Investment Company	592,977
	PIMCO Total Return Fund	Registered Investment Company	637,719
*	Putnam Asset Allocation: Growth Fund	Registered Investment Company	32,339
*	Putnam Asset Allocation: Balanced Fund	Registered Investment Company	8,859
*	Putnam Asset Allocation: Conservative Fund	Registered Investment Company	1,384
*	Putnam OTC & Emerging Growth Fund	Registered Investment Company	70,638
*	Putnam International Growth Fund	Registered Investment Company	1,799,976
*	Putnam Fund for Growth and Income	Registered Investment Company	3,513,036
*	Putnam Voyager Fund	Registered Investment Company	249,777
*	Putnam Vista Fund	Registered Investment Company	3,068,263
*	Putnam U.S. Government Income Trust Fund	Registered Investment Company	991,786
*	Putnam S&P 500 Index Fund	Common/Collective Trust	1,093,173
*	Putnam Money Market Fund	Registered Investment Company	38,954
*	Putnam Stable Value Fund	Common/Collective Trust	6,483,772
*	Energy East Corporation Stock	Energy East Stock Fund	3,170,219
	Loan Fund	Participant Loans (5.25% - 10.50%)	279,966

	Total assets held at end of year		$23,639,600

*	Party-in-interest

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-45082) of Energy East Corporation of our report dated May 16, 2003 relating to the financial statements and financial statement schedule of the Connecticut Natural Gas Corporation Employee Savings Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 5, 2003